UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒     Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

☐     Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File No. 0-8707

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Nature’s Sunshine Products, Inc.

Tax Deferred Retirement Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Nature’s Sunshine Products, Inc.

75 East 1700 South

P.O. Box 19005

Provo, UT 84605-9005

REQUIRED INFORMATION

Financial Statements and Schedule

In accordance with Item 4 of the instructions to Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) are filed herewith in lieu of the requirements of Items 1 to 3.  Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

Exhibits

23.1 Consent of Independent Registered Public Accounting Firm – Tanner, LC

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

Date: July 2, 2008	By:	/s/ Stephen M. Bunker
Chief Financial Officer, Vice President of Finance and
Treasurer of Nature’s Sunshine Products, Inc., and Member of
the Governing Board which is the Plan Administrator

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Together with Report of Independent Registered Public Accounting Firm

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator of the

Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah

June 26, 2008

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2007	2006
Assets

Investments at fair value	$32,472,832	$31,174,076

Receivables:
Employee contributions	81,067	70,775
Employer contributions	52,076	56,931
Interest	2,688	1,954

Total receivables	135,831	129,660

Total assets	32,608,663	31,303,736

Liabilities

Investments purchased in excess of cash balances	78,170	—
Excess contributions payable	—	8,020

Total liabilities	78,170	8,020

Net assets available for benefits at fair value	32,530,493	31,295,716

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	49,922	109,384

Net assets available for benefits	$32,580,415	$31,405,100

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$51,891
Interest and dividends	1,794,998

Total investment income	1,846,889

Contributions:
Employee	1,474,613
Employer	1,112,280
Rollover	37,336

Total contributions	2,624,229

Total additions	4,471,118

Deductions from net assets attributed to:

Benefits paid to participants	3,295,803

Increase in net assets available for benefits	1,175,315

Net assets available for benefits:
Beginning of year	31,405,100

End of year	$32,580,415

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

1.    Description of the Plan

The following brief description of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide retirement benefits to eligible employees of Nature’s Sunshine Products, Inc. (the Company or the Employer) and its domestic subsidiaries.  Employees that are 18 years of age or older are eligible to participate in the Plan immediately upon hire.  The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Each year, participating employees may elect to contribute a percentage of their eligible compensation not to exceed 15%.  Contributions are limited by the IRC, which established a maximum contribution of $15,500 ($20,500 for participants age 50 and older) for the year ended December 31, 2007.  Highly compensated employees, as defined in the IRC, may contribute a percentage of their eligible compensation, not to exceed 5%.

The Company matches the participants’ contributions to the Plan at 100% up to a maximum of 5% of their eligible compensation.

The Plan permits rollovers to the Plan from certain types of retirement plans. Effective February 1, 2007, the Plan was amended to expand the list of retirement plans from which rollovers can be made.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

1.    Description of the Plan Continued

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan.  Investment options include mutual funds and a common/collective trust fund. Participants may change their election or transfer monies between funds at any time.

As a result of the Company not having current financial statements available to the Securities Exchange Commission (see footnote 8) a notice was sent in March 2006, to Participants that future purchases of Company common stock under the Plan was suspended. Participants with common stock of the Company in their accounts may direct the sale of the stock and the investment of the resulting monies in other investments offered by the Plan.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon.  A participant is 100% vested in the employer contributions and related earnings after three years of qualifying service, or upon attaining the Plan’s normal retirement age of 59 ½, or upon death or certain types of disability while an employee.

Payment of Benefits

The Plan provides for benefit distributions (either as an annuity, installment or lump sum) to Plan participants or their beneficiaries of their vested account balance upon termination of employment (including death), certain types of disability or attainment of age 59 ½ (retirement age) while employed by the Company.  Vested benefits may also be rolled over into another retirement plan.

If the value of a vested account is not greater than $1,000 when employment is terminated, the benefit will be distributed to the participant following the date of termination.

If the value of a vested account is greater than $1,000 but not more than $5,000 and the participant does not elect to receive the distribution or roll it over to an eligible retirement plan, the Plan Administrator will automatically initiate a distribution to a Merrill Lynch Individual Retirement Rollover Account when employment is terminated.

Hardship Withdrawals

Participants may withdraw all or part of their vested account balances, including voluntary contributions (but none of the income earned on such contributions), upon demonstration of a financial hardship subject to the requirements of the Plan.  Hardship withdrawals are permitted based on the safe harbor rules.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

1.    Description of the Plan Continued

Forfeitures

Forfeitures are used first to fund future employer contributions, then to offset Plan administrative costs, and finally by allocation to the participants’ accounts.  During the years ended December 31, 2007, the forfeiture account earned $2,740 and forfeitures utilized to reduce Company contributions totaled $54,272.  Additional forfeitures that became available for general use for the year ended December 31, 2007 totaled $51,958.  As of December 31, 2007 and 2006, the balance in the forfeiture account was $441 and $15, respectively.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results may differ from those estimates.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

2.    Summary of Significant Accounting Policies Continued

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement” (FAS 157), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 157 will have a material impact on the Plan’s financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). The fair value option established by FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 159 will have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of the Company’s common stock are valued at quoted market price. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of units held by the Plan at year-end.  The Plan’s interest in the common/collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common/collective trust at year-end.

Net appreciation (depreciation) in the market value of investments includes both realized and unrealized gains and losses.  Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Investment earnings are automatically reinvested into the fund from which they were derived.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Administrative Costs

The Company pays the majority of the costs incurred in administering the Plan.

3.    Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the statements of net assets available for benefits.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

3.    Risks and Uncertainties Continued

As of December 31, 2007 and 2006, approximately 8% and 11%, respectively, of total Plan investments were held in Company common stock.  This investment is exposed to market risk from changes in the fair market value of such shares.

4.    Investments

The Plan’s investments that represented 5% or more of the total Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007		2006
Merrill Lynch Retirement Preservation Trust Fund	$5,383,291		$5,759,168
BlackRock Equity Dividend Fund Class A	3,293,564		2,581,127
American Growth Fund of America Class R3	3,079,666			*
Nature’s Sunshine Products, Inc. Common Stock	2,726,020		3,402,881
Columbia Marsico Growth Fund Class A	2,012,351		4,000,949
American EuroPacific Growth Fund Class R3	1,989,394			*
Alliance Bernstein International Value Class A	1,985,500			*
Columbia Acorn Fund Class A	1,867,959		3,402,881
PIMCO Total Return Fund Class A		*	3,230,293

* This investment did not exceed 5% or more of total net assets available for benefits as of December 31, 2007 or 2006 and, therefore, is not shown separately.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2007

Common stock	$(590,757)
Mutual funds	642,648

Net appreciation in fair value	$51,891

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

5.    Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan document to amend or terminate the Plan subject to the terms of the Plan agreement and the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer matching contributions and they become non-forfeitable.

6.    Tax Status

The Plan was amended and restated using a Merrill Lynch non-standardized prototype plan document, effective January 1, 2003.  The Internal Revenue Service has informed the proto-type plan sponsor by an opinion letter dated June 4, 2002 that the Plan is qualified under the appropriate sections of the IRC.  The Company believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the IRC and the trust established under the Plan is tax-exempt under the IRC.  Accordingly, an income tax provision is not recorded by the Plan.

7.    Parties-in-Interest Transactions

Certain Plan investments include mutual funds and a common/collective trust fund managed by Merrill Lynch, Pierce Fenner & Smith (Merrill Lynch), who is also the Plan trustee, and therefore a party-in-interest.  While transactions involving Plan assets with a party-in-interest are usually prohibited, these transactions are exempt under ERISA Section 408(b)(8).   Certain fees to Merrill Lynch were paid by the Company.

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions.  The Plan purchased approximately 2,648 shares of the Company’s common stock during the year ended December 31, 2007, and sold approximately 10,193 shares of the Company’s common stock during the year ended December 31, 2007.  As of December 31, 2007 and 2006, the Plan held 286,949 and 294,494 shares, respectively, of common stock of the Company.  During the year ended December 31, 2007, the Plan recorded dividend income of $29,424, related to the common stock of the Company.

8.    Contingencies

In October 2005, the Company’s Audit Committee commenced an investigation with respect to certain of the Company’s foreign operations. The investigation, which was conducted by an independent team comprised of professionals from nationally-recognized legal and accounting firms, was subsequently expanded to include other matters related to the Company’s financial statements and was overseen by a Special Committee comprised of one independent member of the Company’s Audit Committee and an outside independent consultant, who later became a director and independent member of the Company’s Audit Committee.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

8.    Contingencies Continued

On March 15, 2006, the Company’s Audit Committee received an oral preliminary report on the findings of the independent investigation to that date. In response to that report and a series of subsequent meetings involving KPMG, LLP (“KPMG”), then serving as the Company’s independent registered public accounting firm, the Special Committee, the Audit Committee, and other directors of the Company, KPMG resigned as the Company’s independent registered public accounting firm on March 31, 2006. The events associated with KPMG’s resignation are discussed in a series of Current Reports on Form 8-K filed with the SEC in March and April, 2006, as subsequently amended. As part of the events leading to KPMG’s resignation, the Company’s Audit Committee determined that the financial statements filed with the following previously issued reports should not be relied upon:

•                  Forms 10-Q for each of the first three fiscal quarters of the fiscal year ended December 31, 2005;

•                  Form 10-K for the fiscal year ended December 31, 2004 (which includes financial statements as of December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004, 2003 and 2002); and

•                  Forms 10-Q for each of the first three fiscal quarters of the fiscal years ended December 31, 2004, 2003 and 2002.

In large part as a result of the above described matters, the Company was unable to prepare and file periodic reports for the fiscal years ended December 31, 2005 and 2006 and 2007, as well as the first quarter of the fiscal year ending 2008, as required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In connection with the Company’s failure to comply with the reporting requirements of the Exchange Act, the SEC has instituted administrative proceedings pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of the Company’s securities. An administrative law judge in the administrative proceeding has issued an Initial Decision to revoke the registration of the Company’s common stock.  The Company filed a petition for review with the SEC, which was granted. If the Company’s Exchange Act registration is suspended or revoked, broker-dealers would not be permitted to effect transactions in the Company’s shares (including shares of common stock held by the Plan) until the Company files a new registration with the SEC under the Exchange Act and that registration is made effective. The Company cannot currently predict the outcome of the SEC’s proceeding or of any available appeals that may follow. Similarly, the Company cannot estimate what impact the SEC’s ultimate determination may have on its financial statements or the materiality of such impact, if any.  The SEC has also subpoenaed, and the Department of Justice has requested, certain documents and other materials related to the previously-disclosed independent investigation by the Company’s Audit Committee, as discussed above. In addition, the Internal Revenue Service began an audit of the Company’s income tax returns in early 2006. This audit is ongoing and covers income tax returns for the years 2002 through

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

8.    Contingencies Continued

2005. The Company cannot currently estimate what impact, if any, and the materiality of such impact, if any, the conclusion of these matters may have on its financial statements or the market for the shares of the Company’s common stock held by the Plan.

The U.S. Department of Labor (“DOL”) has performed an examination of the Plan.   On May 23, 2008, the DOL issued a letter concluding its examination.  The letter describes certain corrective actions that the Company is required to take in response to recommendations from the DOL.  The Plan Administrator believes that all required corrective action has been or will be completed.  However, there is no assurance that the DOL or other governmental agencies will not take other actions against the Plan, the Company, or Plan Fiduciaries.

During 2006, multiple parties commenced prospective class action lawsuits against the Company. Given the Plan’s ownership of shares of the Company’s common stock for the account of certain Plan participants, the Plan has engaged independent legal counsel to advise the Plan’s investment fiduciary regarding the implications of the pending claims with respect to shares of the Company’s common stock held by the Plan.

9.    Reconciliation of Financial Statements to Form 5500

The following differences between the 2007 financial statements and the Form 5500 are due to the adjustment from fair value to contract value of the Merrill Lynch Retirement Preservation Trust fund, which holds fully benefit-responsive investment contracts.

Net assets available for benefits as presented in the financial statements	$32,580,415

Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(49,922)

Net assets available for benefits as presented in Form 5500	$32,530,493

10.    Subsequent Event

On March 1, 2008, the Company entered into a new trustee agreement with the Principal Financial Group.  Plan assets were transferred to the Principal Financial Group on March 1, 2008.  Participant fund balances were mapped from funds held with Merrill Lynch Bank & Trust Company to new funds held at the Principal Financial Group and investments in Company stock.  Plan assets transferred from Merrill Lynch Bank & Trust Company on February 29, 2008 totaled $31,174,013.

Effective March 1, 2008, the Plan restated the Plan document.  All of the terms and conditions of the new Plan document are substantially the same as the previous Plan document, with the exception of the following changes:

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

10.    Subsequent Event Continued

Contributions

Participating employees may elect to contribute a percentage of their eligible compensation up to 100%, not to exceed the IRC limits.  However, the 5% of eligible compensation limit on elective contributions by highly compensated employees remains in place.

Payment of Benefits

If the value of a vested account is not more than $5,000 and the participant does not elect to receive the distribution or roll it over to an eligible retirement plan, the Plan Administrator will automatically initiate a distribution to a Principal Financial Group Individual Retirement Rollover Account when employment is terminated.

Forfeitures

Forfeitures are first used to pay Plan administrative expenses and then used to reduce Employer contributions.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Plan 002 EIN 87-0327982

Schedule H, Part IV, Item 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)		(d)	(e)
Party in	Identity of	Description of	Number of		Current
Interest	Issue	Investment	Units	Cost	Value

		Common/Collective Trust:

*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust Fund (contract value of $5,433,213)	5,433,213	**	$5,383,291

		Mutual Funds:

*	Merrill Lynch	BlackRock Equity Dividend Fund Class A	163,534	**	3,293,564
	American Funds	The Growth Fund of America Class R3	91,875	**	3,079,666
	Columbia Management	Columbia Marsico Growth Fund Class A	87,876	**	2,012,351
	American Funds	EuroPacific Growth Fund Class R3	39,740	**	1,989,394
	Alliance Bern	Alliance Bern Stein International Value Class A	89,558	**	1,985,500
	Columbia Management	Columbia Acorn Fund Class A	64,702	**	1,867,959
*	Merrill Lynch	BlackRock Government Income Fund Class A	146,079	**	1,558,660
	Calvert	Calvert Income Fund	88,116	**	1,456,555
	MFS	Massachusetts Investors Trust Fund	66,744	**	1,408,961
	Franklin Templeton Investments	Franklin Mutual Beacon Fund Class A	86,754	**	1,355,958
	JP Morgan	JP Morgan Mid-Cap Value Fund Class A	38,763	**	936,513
	Oakmark	The Oakmark Equity & Income Fund Class II	27,963	**	748,558
	PIMCO	PIMCO Total Return Fund Class A	67,190	**	718,261
	Van Kampen	Van Kampen Small Cap Value Fund	42,934	**	655,173
	Allianz	Allianz Pea Opportunity Fund Class A	16,687	**	446,053
*	Merrill Lynch	BlackRock Global Allocation Fund Class A	21,568	**	426,616
*	Merrill Lynch	BlackRock Basic Value Fund Class A	6,605	**	195,830
	Davis Funds	Davis NY Venture Fund Class A	4,700	**	188,064
*	Merrill Lynch	Blackrock S&P 500 Index I Fund	2,215	**	39,885

		Total Mutual Funds			24,363,521

		Common Stock:

*	Nature’s Sunshine Products, Inc.	Common Stock	286,949	**	2,726,020

		Total Investments			$32,472,832

* Denotes a party-in-interest as defined by ERISA

** Not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Tanner LC